UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number: 1-1927

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

200 Innovation Way

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2021 and 2020 and for the fiscal year ended December 31, 2021, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE & RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
June 9, 2022

	By:	/s/ Evan M. Scocos
Evan M. Scocos, Vice President and Controller

ANNEX A TO FORM 11-K

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2021 and 2020

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Goodyear Tire & Rubber Company Employee Savings Plan for

Salaried Employees

Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio

June 9, 2022

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

(Dollars in Thousands)	2021	2020
Plan’s Interest in Commingled Trust:
Measured at Fair Value	$1,801,015	$1,626,499
Measured at Contract Value	366,589	390,837

Total	2,167,604	2,017,336
Notes Receivable from Participants	26,682	29,445
Contribution Receivable - Employer	2,007	1,876
Contribution Receivable - Employee	1,462	1,484

Net Assets Available for Benefits at Fair Value	$2,197,755	$2,050,141

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2021

(Dollars in Thousands)
Contributions:
Employee	$68,007
Employer	47,297

Total Contributions	115,304

Deductions:
Benefits Paid to Participants or Their Beneficiaries	247,223

Total Deductions	247,223

Interest from Notes Receivable from Participants	1,512

Net Investment Gain from Plan’s Interest in Commingled Trust	275,230

Net Transfers from Other Plans	2,791

Net Increase in Net Assets Available for Benefits During the Year	147,614

Net Assets Available for Benefits at Beginning of Year	2,050,141

Net Assets Available for Benefits at End of Year	$2,197,755

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) are maintained on the accrual basis of accounting.

Plan Year

The Plan Year is a calendar year.

Trust Assets

All qualified savings plans sponsored by The Goodyear Tire & Rubber Company (the “Company” or “Goodyear”) in the United States maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by The Northern Trust Company (the “Trustee”). During 2021, the Company or Raben Tire Co., LLC, a wholly owned subsidiary of the Company, sponsored four savings plans that participated in the Commingled Trust, including the Plan. During 2021, the account balances of the Raben Tire Co., LLC Retirement Savings Account (“Raben Savings Plan”), one of the plans which participated in the Commingled Trust, were transferred in part to the Plan and in part to The Goodyear Tire & Rubber Company Savings Plan for Retail Employees, effectively merging the Raben Savings Plan into these two plans. The Plan’s divided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts (See Note 9). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiate permitted transactions under the terms of the plan.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 8). The value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold and held during the year.

Notes Receivable from Participants

The Plan document allows notes from participants. These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain stability and liquidity (See Note 9).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements, other than the event disclosed in Note 3.

NOTE 2 - GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception

The Plan is a defined contribution plan, which became effective July 1, 1984, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Salaried employees based in the United States are eligible to participate in the Plan after ninety days of continuous service with the Company. Employees of the Company who are covered by a collective bargaining agreement (unless the agreement provides for coverage under the Plan), work in a retail store location, as well as leased employees, are not eligible to participate in the Plan. Newly eligible employees are automatically enrolled at 4% of eligible compensation for the employee deferral, and commencing on May 1 following their first full calendar year of participation, with annual 1% incremental increases in elective deferrals up to 6% of eligible compensation unless the employee elects otherwise (See Note 3).

Vesting

Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code (“IRC”). In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. Participating employees may elect to have their contributions invested in any of the funds available for investment under the Plan. The Company calculates and deducts employee contributions from earnings each pay period based on the percent elected by the employee or the automatic enrollment amount as applicable. Employees may change their contribution percent, including suspending contributions, at any time. The change will become effective as soon as administratively possible after it is submitted.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The Plan has been established under Section 401 of the IRC. Therefore, employee (except for Roth 401(k) and post-tax contributions) and employer contributions to the Plan are not subject to federal income withholding tax, but are taxable when withdrawn from the Plan unless rolled over to an individual retirement account or other eligible retirement plan.

All participants are entitled to elect their employee contributions to be on a pre-tax, post-tax or Roth 401(k) basis, subject to certain limitations under the IRC.

The Plan provides a Company Retirement Contribution equal to 3% of eligible compensation and Company matching contribution equal to 50% of the first 4% of eligible compensation that the employee contributes to the Plan. Employees hired before April 1, 2007 are eligible for additional age-based Retirement Contributions of up to 6% of eligible compensation. Participants can elect to invest Company contributions in any of the investment options available for employee contributions. Participants may not elect to invest more than 10% of Company Retirement Contributions in the Goodyear Stock Fund.

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the portion of their account balance attributable to Company Retirement Contributions, immediately after a transfer of funds, in the Goodyear Stock Fund.

Participant Accounts

A variety of funds have been established for investment by participants of their accounts under the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (the “ESOP”) portion of the plan, participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2021 total dividends paid on the Goodyear stock held were $0.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1⁄2, or

•	Qualify for a financial hardship.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The Internal Revenue Service (“IRS”) issued regulations governing financial hardship. Under the IRS regulations, withdrawals are permitted for severe financial hardship.

The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law on March 27, 2020, which allowed Plan participants who were impacted from the coronavirus to elect a distribution of up to $100,000 from the Plan through December 31, 2020, with a waiver of the 10% early withdrawal tax penalty. Participants may pay back the distribution over a three-year period from the date of distribution, without being subject to income taxes. If the distribution is not repaid to the Plan, participants have the option to pay the income taxes on the distribution over a three-year period.

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future Company contributions and Plan expenses. As of December 31, 2021 and 2020, the Plan had forfeiture credits of $11,052 and $13,257, respectively.

Net Transfers from Other Plans

Net Transfers from Other Plans in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021, include account balances of $1,311,646, which were transferred to the Plan from the Raben Savings Plan effectively merging that portion of the Raben Savings Plan into the Plan.

Notes Receivable from Participants

Eligible employees may borrow money from their participant accounts. The minimum amount that can be borrowed is $1,000. The maximum amount that can be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any notes during the preceding twelve month period, or 50% of the participant’s vested account balance, excluding the participant’s sub-account attributable to Company retirement contributions. Participants may have up to two notes outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime plus one percent (4.25% at December 31, 2021 and 2020).

The CARES Act increased the maximum amount that participants who are eligible for a coronavirus related distribution can borrow from their Plan accounts to the lesser of $100,000 or 100% of the participant’s vested account balance, if the loan was made within 180 days from March 27, 2020. In addition, participants with an outstanding Plan loan with repayment dates between March 27, 2020 and December 31, 2020 could delay their loan repayments for up to one year, with interest still accruing on the deferred payments.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the IRC into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan are paid partly by the Company and partly by the Commingled Trust. Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The Professional Management Program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who elect to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expenses reduce the investment return reported and credited to enrolled participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

NOTE 3 - SUBSEQUENT EVENT

Effective January 1, 2022, newly eligible employees and those employees who have not made an affirmative election with respect to employee deferrals will be automatically enrolled at 5% of eligible compensation, with annual 1% incremental increases in elective deferrals up to 15% of eligible compensation commencing on May 1 following their first full calendar year of participation, unless the employee elects otherwise.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 4 - RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index and Russell 1000 Growth Index Funds which are offered as investment funds available to participants under the Plan.

The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2021, the price per share of Goodyear common stock on The Nasdaq Stock Market ranged from $10.02 to $24.89. The closing price per share of Goodyear common stock on The Nasdaq Stock Market was $21.32 at December 31, 2021 ($10.91 at December 31, 2020). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer matching contributions is designated as an ESOP.

NOTE 5 - TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated October 23, 2017 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the IRC. The Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2021 and 2020 to the Form 5500:

(Dollars in Thousands)	2021	2020
Net Assets Available for Benefits per the Financial Statements	$2,197,755	$2,050,141
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	5,970	17,507
Amounts Allocated to Withdrawing Participants	(1,216)	(186)

Net Assets Available for Benefits per the Form 5500	$2,202,509	$2,067,462

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2021 to the Form 5500:

(Dollars in Thousands)
Benefits Paid to Participants per the Financial Statements	$247,223
Amounts Allocated to Withdrawing Participants at December 31, 2021	1,216
Amounts Allocated to Withdrawing Participants at December 31, 2020	(186)

Benefits Paid to Participants per the Form 5500	$248,253

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2021 to the Form 5500:

(Dollars in Thousands)
Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$275,230
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	(11,537)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$263,693

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 7 - FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of plan assets. Each participating plan has a divided interest in the Commingled Trust. At December 31, 2021 and 2020, the Plan’s interest in the net assets of the Commingled Trust was approximately 68.0% and 68.4%, respectively.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

	December 31, 2021		December 31, 2020
(Dollars in Thousands)	Commingled Trust	Plan’s Interest in Commingled Trust	Commingled Trust	Plan’s Interest in Commingled Trust
Investments:
Investments at Fair Value:
Common Collective Trusts
NT Collective S&P 500 Index Fund	$663,975	$445,067	$571,818	$382,614
JP Morgan ACWI Ex US Fund	212,847	143,545	211,215	143,204
NT Collective Russell 1000 Growth Index Fund	208,100	140,553	180,314	120,420
Vanguard Fiduciary Trust Target Retirement Income Fund	28,052	21,741	27,973	22,055
Vanguard Fiduciary Trust Target Retirement 2015 Fund	46,200	33,102	51,670	38,056
Vanguard Fiduciary Trust Target Retirement 2025 Fund	333,412	220,624	325,342	217,161
Vanguard Fiduciary Trust Target Retirement 2035 Fund	301,141	196,543	261,756	174,902
Vanguard Fiduciary Trust Target Retirement 2045 Fund	247,561	169,375	207,543	142,653
Vanguard Fiduciary Trust Target Retirement 2055 Fund	83,029	62,362	59,064	44,904
Western Asset Core Plus Bond Fund	194,457	129,154	188,710	128,630
Victory Small Cap Value Collective Fund	31,059	26,399	24,138	20,103
Fidelity Advisor Stable Value Portfolio	—	—	364	—
Short-Term Investments	18,104	12,199	22,605	15,377
Mutual Funds
JP Morgan Large Cap Value Fund	63,812	49,065	53,090	40,422
Carillon Eagle Growth & Income Fund	83,279	63,948	89,458	67,100
Charles Schwab Self Directed Account—Mutual Funds	60,437	41,252	55,895	37,540
Common Stock of The Goodyear Tire & Rubber Company	68,256	46,222	46,922	31,754

Total Investments at Fair Value	2,643,721	1,801,151	2,377,877	1,626,895
Investments at Contract Value:
Investment Contracts (See Note 9)	544,292	366,589	573,953	390,837

Total Investments	3,188,013	2,167,740	2,951,830	2,017,732
Receivables:
Pending Trades	406	275	—	—
Accrued Interest and Dividends	—	—	2	1

Total Receivables	406	275	2	1

Total Assets	3,188,419	2,168,015	2,951,832	2,017,733
Liabilities:
Administrative Expenses Payable	(609)	(411)	(563)	(383)
Pending Trades	—	—	(21)	(14)

Total Liabilities	(609)	(411)	(584)	(397)

Net Assets Available for Benefits	$3,187,810	$2,167,604	$2,951,248	$2,017,336

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2021
Net Appreciation in Fair Value of Investments	$393,881
Interest and Dividends	10,323

Investment Gain	404,204
Administrative Expenses	(2,373)

Net Investment Gain	$401,831

NOTE 8 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The Commingled Trust’s assets measured at fair value on a recurring basis are as follows:

		December 31, 2021
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$207,528	$—	$—	$207,528
Common Stock	68,256	—	—	68,256

Total Assets in the Fair Value Hierarchy	$275,784	$—	$—	275,784

Investments Measured at Net Asset Value:
Common Collective Trusts				2,367,937

Total Investments at Fair Value				$2,643,721

		December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$198,443	$—	$—	$198,443
Common Stock	46,922	—	—	46,922

Total Assets in the Fair Value Hierarchy	$245,365	$—	$—	245,365

Investments Measured at Net Asset Value:
Common Collective Trusts				2,132,512

Total Investments at Fair Value				$2,377,877

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at net asset value (“NAV”) per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total investments at fair value of the Commingled Trust. Valuation methodologies used for assets measured at fair value are as follows:

Mutual Funds: Valued at the NAV of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Common Collective Trusts: Valued at the NAV of units held by the Commingled Trust at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $2,367,937,000 and $2,132,512,000 as of December 31, 2021 and 2020, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 9 - INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The value of the Commingled Trust’s investment in the Stable Value Fund was approximately $544,292,000 and $573,953,000 as of December 31, 2021 and 2020, respectively.

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Employer Identification Number: 34-0253240, Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
*	Notes Receivable from Participants	4.25% - 6.50%	$—	$26,682,212

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

*	Represents a party-in-interest to the Plan, as defined by ERISA.